Form 12b-25
Notification of late filing
Form N-SAR
For Period Ended: 7/31/2008
Part I - Registrant Information
Fifth Third Funds
38 Fountain Square Plaza
Cincinnati, OH 45202

Part II - Rules 12-b25(b)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form N-SAR for Fifth Third Funds could not be filed within the prescribed time period because the final review of financial statements identified inconsistencies in the financial highlights related to the merger activity of the Mid Cap Growth Fund and Quality Growth Fund only. The analysis and adjustment of these items and related assessment of internal controls could not be completed timely without unreasonable effort or expense. We anticipate the Form N-SAR will be filed no later than 15 calendar days after its original due date.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification: Matthew A Swendiman 513-534-6408
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? Yes
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected be the earnings statements to be included in the subject report or portion thereof? No
Fifth Third Funds has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
September 30, 2008, Matthew A Swendiman 513-534-6408